EXHIBIT 99.2

Colliers International Group Inc. Fourth Quarter 2018 Financial Results February 13, 2019

Forward - Looking Statements This presentation includes or may include forward - looking statements. Forward - looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward - looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and business spending; commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions; the effects of changes in foreign exchange rates in relation to the US dollar on Canadian dollar, Australian dollar, UK pound sterling and Euro denominated revenues and expenses; competition in markets served by the Company; labor shortages or increases in commission, wage and benefit costs; disruptions or security failures in information technology systems; and political conditions or events, including elections, referenda, changes to international trade and immigration policies and any outbreak or escalation of terrorism or hostilities. Additional factors and explanatory information are identified in the Company’s Annual Information Form for the year ended December 31, 2017 under the heading “Risk Factors” (which factors are adopted herein and a copy of which can be obtained at www.sedar.com) and other periodic filings with Canadian and US securities regulators. Forward looking statements contained in this presentation are made as of the date hereof and are subject to change. All forward - looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward - looking statement, whether as a result of new information, future events or otherwise. Non - GAAP measures This presentation makes reference to the non - GAAP measures Adjusted EBITDA and Adjusted EPS. Please refer to Appendix for reconciliations to GAAP measures. 2

Fourth Quarter 2018 Results 3 • Strong fourth quarter and full year results capping off an outstanding year • Quarterly revenues up 16% (18% in local currencies) with internal growth of 7% • Adjusted EPS of $1.77, up 30% from the prior year quarter • Total of 12 acquisitions completed in 2018, including two acquisitions in the fourth quarter (GMP Management (Australia) and Continental Real Estate Companies (Florida)) • Harrison Street Real Estate Capital, which together with our existing European investment management business, form our new Investment Management platform finished the year with $26.4 billion of assets under management

4 Fourth Quarter 2018 Results Summary (US$ millions, except per share amounts) (1) Local currency (“LC”) basis, excluding the effects of foreign currency exchange rate fluctuations Q4 2018 Q4 2017 % Change over Q4 2017 U S D LC (1) Revenue 889.9 763.9 16% 18% Adjusted EBITDA 133.2 96.0 39% 39% Adjusted EBITDA Margin 15 . 0% 12.6% Adjusted EPS 1.77 1.36 30% GAAP Operating Earnings 98.1 78.9 24% GAAP Operating Earnings Margin 11 . 0% 10.3% GAAP EPS 1.33 0.82 62% Full Year Full Year % Change over Full Year 2017 2018 2017 U S D LC (1) Revenue 2 , 825 . 4 2,435.2 16% 15% Adjusted EBITDA 311.4 242.8 28% 27% Adjusted EBITDA Margin 11 . 0% 10.0% Adjusted EPS 4.09 3.16 29% GAAP Operating Earnings 201.4 167.4 20% GAAP Operating Earnings Margin 7.1% 6.9% GAAP EPS 2.45 1.31 87%

Fourth Quarter Consolidated Revenues (US$ millions) Q4 Revenues Outsourcing & Advisory (1) Sales Brokerage Lease Brokerage 285.3 (1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services. 5 247.0 257.0 241.3 309.4 271.3 38.2 889 . 9 763 . 9 4.2 2 0 18 2 0 17 Investment Management % Change over Q4 2017 U S D L C To t a l 16% 18% Investment Management NM NM Outsourcing & Advisory 14% 16% Sales Brokerage 7% 8% Lease Brokerage 15% 17% Revenue Mix Q4 2018 Q4 2017 To t a l 100% 100% Investment Management 4% 1% Outsourcing & Advisory 35% 35% Sales Brokerage 29% 32% Lease Brokerage 32% 32%

Full Year Consolidated Revenues (US$ millions) Full Year Revenues Outsourcing & Advisory (1) Sales Brokerage Lease Brokerage 903.9 (1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services. 6 769.2 780.9 723.5 1,065.6 929 . 9 2,825.4 75.0 2,435.2 12.6 2 0 18 2 0 17 Investment Management % Change over 2017 U S D L C To t a l 16% 15% Investment Management NM NM Outsourcing & Advisory 14% 14% Sales Brokerage 8% 7% Lease Brokerage 18% 17% Revenue Mix 2018 Full Year 2017 Full Year To t a l 100% 100% Investment Management 3% 1% Outsourcing & Advisory 38% 38% Sales Brokerage 27% 30% Lease Brokerage 32% 31%

7 (1) Q4 2018 GAAP Operating Earnings: $34.3M Americas, $38.9M EMEA, $27.2M Asia Pacific, $11.1M Investment Management (2) Q4 2017 GAAP Operating Earnings: $31.2M Americas, $29.2M EMEA, $24.3M Asia Pacific, $1.8M Investment Management Fourth Quarter Geographic Split (US$ millions) 55% 24% 21% 0% A m e r i c as 419.7 E MEA 181 . 1 Asia Pacific 158.3 Q4 2017 Revenues Investment M anage m ent 4 . 2 37% 35% 26% 2% A m e r i c as 37.5 E MEA 35.4 Asia Pacific 26.2 53% 25% 18% 4% A m e r i c as 474.5 E MEA 216 . 9 Asia Pacific 159.2 Q4 2018 Revenues Investment M anage m ent 38.9 32% 35% 20% 13% A m e r i c as 45.6 E MEA 48.9 Q4 2017 Adjusted EBITDA 2 Investment M anage m ent 1.8 Asia Pacific 29.0 Q4 2018 Adjusted EBITDA 1 Investment M anage m ent 17.7

8 (1) 2018 GAAP Operating Earnings: $105.5M Americas, $53.9M EMEA, $66.2M Asia Pacific, $12.3M Investment Management (2) 2017 GAAP Operating Earnings: $88.0M Americas, $45.6M EMEA, $55.1M Asia Pacific, $2.3M Investment Management Full Year Geographic Split (US$ millions) A m e r i c as 1,409.4 E M EA 514 . 9 Asia Pacific 496.2 2017 Revenues Investment M anage m ent 12 . 7 58% 21% 20% 1% 49% 26% 24% A m e r i c as 123.7 E M EA 67.0 Asia Pacific 61.3 2017 Adjusted EBITDA 2 Investment M anage m ent 2.4 1% 56% 22% 19% 3% A m e r i c as 1,596.2 E MEA 623 . 2 528 . 4 2018 Revenues Investment M anage m ent 76.0 Asia Pacific A m e r i c as 141.5 73 . 4 43% 27% EMEA 88.5 22% 2018 Adjusted EBITDA 1 Investment M anage m ent 26.1 8% Asia Pacific

474 . 5 135.8 419.7 123.2 133.2 124.4 205.4 172.2 Q4 2018 Q4 2017 (1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property Americas Q4 (US$ millions) • Revenues up 14% in local currencies, with 9% from internal growth and 5% growth from recent acquisitions • Internal growth generated primarily from Lease Brokerage activity, led by Canada • Adjusted EBITDA up 22%, with margin benefitting from operating leverage on existing operations Outsourcing & Advisory (1) Sales Brokerage Lease Brokerage 9 (2) GAAP Operating Earnings: Q4 2018 $34.3M at 7.2% margin ; 45 . 6 Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services Q4 2017 $31.2M at 7.4% margin 9.6% 37.5 8.9% Q4 2018 Q4 2017 USD LC Internal Growth (LC) Revenue Growth 13% 14% 9% Revenue Adjusted EBITDA 2 (Adjusted EBITDA Margin)

216 . 9 103.9 181.1 87.6 68.4 51.2 44.6 42.4 Q4 2018 Q4 2017 (1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property Revenue EMEA Q4 (US$ millions) Adjusted EBITDA 2 (Adjusted EBITDA Margin) • Revenues up 21% in local currencies, with 15% growth from recent acquisitions and 6% from internal growth • Internal growth split evenly among service lines, particularly in Germany and France • Adjusted EBITDA was $48.9 million with margin expansion from improved results in France and the favourable impact of recent acquisitions Outsourcing & Advisory (1) Sales Brokerage Lease Brokerage USD LC Internal Growth (LC) Revenue Growth 20% 21% 6% 10 (2) GAAP Operating Earnings: Q4 2018 $38.9M at 17.9% margin; 48 . 9 Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services Q4 2017 $29.2M at 16.1% margin 22.6% 35.4 19.5% Q4 2018 Q4 2017

68.6 60.0 65.8 55.4 35.3 32.5 159 . 2 158 . 3 Q4 2018 Q4 2017 Asia Pacific Q4 (US$ millions) • Revenues up 5% in local currencies, with 3% from internal growth and 2% growth from recent acquisitions • Internal growth in LC led by an increase in Lease Brokerage and Outsourcing & Advisory • Adjusted EBITDA up 11% with margin improvement in Hong Kong and Singapore markets Outsourcing & Advisory (1) Sales Brokerage Lease Brokerage Revenue Adjusted EBITDA 2 (Adjusted EBITDA Margin) 29 . 0 U S D 1% LC 5% Internal Growth (LC) 3% Revenue Growth 11 (1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services (2) GAAP Operating Earnings: Q4 2018 $27.2M at 17.1% margin; Q4 2017 $24.3M at 15.3% margin 26 . 2 18.2% 16.5% Q4 2018 Q4 2017

38 . 9 4 .2 Q4 2018 Q4 2017 12 Investment Management Q4 (US$ millions) • New segment comprised of Harrison Street (acquired July 2018) and the existing European investment management business previously reported within the EMEA segment • $26.4 Billion of AUM at December 31, 2018 (1) GAAP Operating Earnings: Q4 2018 $11.1M at 28.5% margin; Q4 2017 $1.7M at 41.4% margin Revenue Adjusted EBITDA 1 (Adjusted EBITDA Margin) 17 . 7 45.6% 1.8 41 . 8% Q4 2018 Q4 2017

13 Capitalization & Capital Allocation (US$ millions) Highlights • Net debt / pro forma adjusted EBITDA leverage of 1.6 at December 31, 2018, down from pro forma leverage of 2.2 at the start of the quarter • Closed two acquisitions in Q4 • Capital expenditures driven by investments in office space and IT systems/software Capital Expenditures Acquisition Spend (1) Capital Expenditures Acquisition Spend (1) $ 605.5 $ 104.3 1 Includes business acquisitions, contingent acquisition consideration and purchase of non - controlling interests in subsidiaries. 12 Months Ended December 31, 2018 December 31, 2017 $ 35.6 $ 39.5 3 Months Ended December 31, 2018 December 31, 2017 $ 14.0 $ 10.6 $ 14.8 $ 12.5 December 31, 2018 December 31, 2017 Cash $ 127 . 0 $ 108 . 5 Total Debt 672 . 1 249 . 9 Net Debt $ 545 . 1 $ 141 . 4 Redeemable non - controlling interests 343 . 4 145 . 5 Shareholders' equity 392 . 0 303 . 0 Total capitalization $ 1 , 280 . 4 $ 589 . 9 Net debt / pro forma adjusted EBITDA 1 .6 0 .6

14 Looking Ahead 2019 Consolidated full year outlook • Predicated on stable market conditions, despite a number of ongoing geopolitical events • High single digit consolidated revenue growth, consisting of low single digit internal growth and the balance from previously completed acquisitions • Consolidated adjusted EBITDA margin improvement of 100 - 120 bps, including acquisitions • Consolidated income tax rate of 29% - 30% • Consolidated NCI share of earnings of 18% - 20% • Low double digit adjusted EPS growth on full year basis • Future acquisitions will be incremental to growth rate assumptions above Enterprise 2020 Plan • Entering year 4 of 5 year plan, Colliers remains well on - track to achieving growth targets

Appendix Reconciliation of non - GAAP measures

Appendix Reconciliation of GAAP earnings to adjusted EBITDA (US$ thousands) $ $ 40 , 955 33 , 839 1 , 868 2 , 188 94,074 61,907 (500) 11,895 78 , 850 13 , 610 1 , 260 1 , 300 1 , 013 167 , 376 52 , 992 14 , 927 3 , 104 4 , 425 Net earnings Income tax Other income, net Interest expense, net Operating earnings Depreciation and amortization Acquisition - related items Restructuring costs Stock - based compensation expense Adjusted EBITDA $ 96 , 033 $ 242 , 824 Three months ended December 31, 2018 December 31, 2017 Twelve months ended December 31, 2018 December 31, 2017 $ 65 , 847 25 , 428 (240) 7 , 093 98 , 128 23 , 428 7 , 710 2 , 521 1 , 416 $ 133,203 $ 128,574 53,260 (1,281) 20,845 201 , 398 78 , 730 21 , 975 2 , 938 6 , 394 $ 311,435 16

App e nd ix Reconciliation of GAAP earnings to adjusted net earnings and adjusted earnings per share Three months ended Twelve months ended (US$ thousands) December 31, 2018 December 31, 2017 December 31, 2018 December 31, 2017 Net earnings $ 65,847 $ 40 , 955 $ 128 , 574 $ 94 , 074 Non - controlling interest share of earnings ( 14 , 917) ( 7 , 564) ( 23 , 207) ( 20 , 319) Income tax expense on enactment of US Tax Reform - 13 , 325 - 13 , 325 Amortization of intangible assets 15 , 534 6 , 511 48 , 157 26 , 658 Acquisition - related items 7 , 710 1 , 260 21 , 975 14 , 927 Restructuring costs 2 , 521 1 , 300 2 , 938 3 , 104 Stock - based compensation expense 1 , 416 1 , 013 6 , 394 4 , 425 Income tax on adjustments ( 5 , 244) ( 2 , 298) ( 15 , 657) ( 8 , 820) Non - controlling interest on adjustments ( 2 , 458) (582) ( 6 , 435) ( 3 , 359) Adjusted net earnings $ 70,409 $ 53 , 920 $ 162 , 739 $ 124 , 015 Three months ended Twelve months ended (US$) December 31, 2018 December 31, 2017 December 31, 2018 December 31, 2017 Diluted net earnings per common share $ 1.33 $ 0 . 82 $ 2 . 45 $ 1 . 31 Non - controlling interest redemption increment ( 0 . 05) 0 . 02 0 . 19 0 . 57 Income tax expense on enactment of US Tax Reform - 0 . 34 - 0 . 34 Amortization of intangible assets, net of tax 0 . 24 0 . 10 0 . 77 0 . 43 Acquisition - related items 0 . 17 0 . 03 0 . 47 0 . 34 Restructuring costs, net of tax 0 . 05 0 . 02 0 . 05 0 . 06 Stock - based compensation expense, net of tax 0 . 04 0 . 03 0 . 16 0 . 11 Adjusted EPS $ 1.77 $ 1 . 36 $ 4 . 09 $ 3 . 16 17

Appendix Full year regional details

505.4 1,409.4 456.9 441.9 402.8 648.8 549.7 2 0 18 2 0 17 (1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property Americas Full Year (US$ millions) • Revenues up 13% in local currencies, with 8% from internal growth and 5% growth from recent acquisitions • Internal growth driven by Lease Brokerage revenues • Adjusted EBITDA up 14%, with margin benefitting from operating leverage 1 , 596 . 2 Outsourcing & Advisory (1) Sales Brokerage Lease Brokerage 19 (2) GAAP Operating Earnings: 2018 $105.5M at 6.6% margin ; 141 . 5 Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services 2017 $88.0M at 6.2% margin 8.9% 123.7 8.8% 2 0 18 2 0 17 U S D LC Internal Growth (LC) Revenue Growth 13% 13% 8% Revenue Adjusted EBITDA 2 (Adjusted EBITDA Margin)

314.8 514.9 260.8 168.8 138.0 139.7 116.2 2 0 18 2 0 17 (1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property Revenue 623.2 EMEA Full Year (US$ millions) Adjusted EBITDA 2 (Adjusted EBITDA Margin) • Revenues up 17% in local currencies, with 14% growth from recent acquisitions and 3% from internal growth • Internal growth concentrated in Lease Brokerage, primarily in Germany • Adjusted EBITDA was $88.5 million with a margin of 14.2%, favourably impacted by recent acquisitions Outsourcing & Advisory (1) Sales Brokerage Lease Brokerage Revenue Growth U S D 21% LC 17% Internal Growth (LC) 3% 20 (2) GAAP Operating Earnings: 2018 $53.9M at 8.6% margin; 88 . 5 Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services 2017 $45.6M at 8.9% margin 14.2% 67.0 13.0% 2 0 18 2 0 17

242.8 210.2 170.2 182.7 115.4 103.3 496 . 2 2 0 18 2 0 17 Asia Pacific Full Year (US$ millions) • Revenues up 8% in local currencies, with 5% internal growth and 3% growth from recent acquisitions • Internal growth in LC led by an increase in Lease Brokerage and Outsourcing & Advisory • Adjusted EBITDA up 20% with margin improvement from operating leverage in Asia and the turn to profitability for the Company’s new Japan operations which were founded in 2017 Outsourcing & Advisory (1) Sales Brokerage Lease Brokerage Revenue 528.4 Adjusted EBITDA 2 (Adjusted EBITDA Margin) 73 . 4 U S D 6% LC 8% Internal Growth (LC) 5% Revenue Growth 21 (1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services (2) GAAP Operating Earnings: 2018 $66.2M at 12.5% margin; 2017 $55.1M at 11.1% margin 13.9% 61.3 12.4% 2 0 18 2 0 17

76 . 0 12 . 7 2 0 18 2 0 17 22 Investment Management Full Year (US$ millions) • New segment comprised of Harrison Street (acquired July 2018) and the existing European investment management business previously reported within the EMEA segment • $26.4 Billion of AUM at December 31, 2018 (1) GAAP Operating Earnings: 2018 $12.3M at 16.2% margin; 2017 $2.3M at 17.9% margin Revenue Adjusted EBITDA 1 (Adjusted EBITDA Margin) 26 . 1 34.4% 2.4 18 . 9% 2 0 18 2 0 17